Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Receipt of Nasdaq Delisting Notice

HOLON, ISRAEL, November 2, 2022 ––Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today that on October 31, 2022, it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The receipt of the Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares and has no current immediate effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Global Market, under symbol “CGEN.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days from the date of the notification letter from Nasdaq, or until May 1, 2023, to regain compliance with the Minimum Bid Price Requirement. If at any time before May 1, 2023, the closing bid of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will be deemed to have regained compliance with the Minimum Bid Price Requirement, following which, Nasdaq will provide a written confirmation of compliance and the matter will be closed.

In the event that Compugen does not regain compliance by May 1, 2023, the Company may transfer the listing and trading of its ordinary shares to The Nasdaq Capital Market, provided that it meets the applicable standards for initial listing of its ordinary shares on the Nasdaq Capital Market (other than the Minimum Bid Price Requirement) and may be eligible for an additional 180 calendar day grace period by providing a written notice of its intention to cure the deficiency during this second compliance period by effecting a reverse share split, if necessary. If the Company does not regain compliance with the Minimum Bid Price Requirement by May 1, 2023, and is ineligible for an additional grace period, Nasdaq will provide written notice that the ordinary shares are subject to delisting from the Nasdaq Global Market. In that event, the Company may appeal the determination to a Nasdaq hearings panel.

Compugen intends to monitor the closing bid price of its ordinary shares. Receipt of the Nasdaq notification letter has no effect on the Company’s business operations.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is about to enter pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071